[Dechert LLP Letterhead]

April 30, 2007

Via EDGAR Correspondence

Min S. Oh, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street Northeast

Washington, D.C. 20549

Re:	Russell Investment Funds (SEC File Nos. 33-18030 and 811-05371) Post-Effective Amendment to Registration Statement Filed January 31, 2007

Dear Mr. Oh:

Pursuant to your request, this letter responds to certain comments you provided to Tiffany Marosits and me in a telephonic discussion on Tuesday, March 20, 2007, regarding Post-Effective Amendment No. 24 to the Registration Statement for Russell Investment Funds (the “Registrant”) under the Securities Act of 1933 filed with the Securities and Exchange Commission (the “Commission”) on January 31, 2007. Summaries of the comments, and our responses thereto, are provided below. I have either responded to your questions and comments or have described how I will address your comments in the prospectus and SAI contained in Post-Effective Amendment No. 29 to the Registration Statement to be filed pursuant to Rule 485(b) under the Securities Act of 1933.

Response to Comments

The responses to your comments below are numbered according to the order in which you had given the comments. Capitalized terms have the same meaning as defined in the prospectus unless otherwise indicated.

1. Comment: Please explain how the LifePoints Variable Target Portfolio Series complies with applicable sections and rules of the Investment Company Act of 1940 (i.e., what sections are you relying upon in the absence of exemptive relief).

Response: The LifePoints Variable Target Portfolio series relies on Section 12(d)(1)(G) of the Investment Company Act of 1940.

2. Comment: Please define terms clearly and use defined terms consistently.

Response: In response to your comment, we have made changes to the disclosure to ensure that terms are defined clearly and consistently.

3. Comment: Pursuant to Item 1(b)(4) of Form N-1A, please confirm that the file number on the back cover page of the Prospectus is in a font smaller than the font used in the Prospectus.

Response: We can confirm that in the printed Prospectus, the filed number on the back cover page of the Prospectus will be in a font smaller than the font used in the Prospectus.

4. Comment: In the Risk/Return Summary, Investment Objective section of the Prospectus, for clarity, when disclosing fund objectives, consider using adjectives that are relative to one another. For example, it is difficult to discern the relationship between “above average” capital appreciation and “moderate” level of current income.

Response: In response to your comment, we have added a table to the Risk/Return Summary, Investment Objective section of the Prospectus illustrating the different levels of current income and capital appreciation which are sought for each Fund.

5(a). Comment: In the Risk/Return Summary, Principal Investment Strategies section of the Prospectus, in the first sentence in the first paragraph, please clarify whether each fund of funds may invest only in the Underlying Funds or if they may also invest in other securities.

Response: The Funds can invest in securities other than the Underlying Funds as permitted by Rule 12d1-2 under the 1940 Act, but currently intend only to invest in the Underlying Funds. In response to your comment, the following sentence has been added to the first paragraph in the Risk/Return Summary, Principal Investment Strategies section of the Prospectus: “Each Fund currently intends to invest only in the Underlying Funds.”

5(b). Comment: In the Risk/Return Summary, Principal Investment Strategies section of the Prospectus, in the last paragraph on page 1, please note that the reference to “set limits” appears incongruous with the language that “each Fund may deviate from set limits.…” Please change the language to reflect that the “set limits” may be changed upon the investment adviser’s decision.

Response: In response to your comment the disclosure in the Risk/Return Summary, Principal Investment Strategies section of the Prospectus has been changed and now reads: “RIMCo, the Funds’ investment adviser, may modify the target asset allocation for any Fund and/or the Underlying Funds in which the Funds invest. From time to time, each Fund may adjust its investments within the above ranges based on RIMCo’s outlook for the economy, financial markets generally and relative market valuation of the asset classes represented by each Underlying Fund. Additionally, each Fund may deviate from the above ranges when, in RIMCo’s opinion, it is necessary to do so to pursue the Fund’s investment objective. In the future, the Funds may also invest in other funds which are not currently Underlying Funds.”

5(c). Comment: Pursuant to Item 2(c)(1)(iv) of Form N-1A, please summarize the risks of investing in a nondiversified investment company.

Response: In response to your comment, we have changed the disclosure in the Diversification section of the Prospectus and it now reads: “Each Fund is a “nondiversified” investment company for purposes of the Investment Company Act of 1940 because it invests in the securities of a limited number of issuers (i.e., the Underlying Funds), and therefore may invest a greater percentage of its assets in a particular issuer than a diversified fund. However, each of the Underlying Funds in which the Funds invest is a diversified investment company, and therefore the Funds are not subject to the risks of greater market fluctuation and price volatility normally associated with nondiversified investment companies.”

5(d). Comment: Pursuant to Instruction 6 of Item 4(b)(1) of Form N-1A, if applicable, please disclose that the Funds may take temporary defensive measures.

Response: We can confirm that the portfolio managers of the Funds have no plans—even under adverse market environments—to take “temporary defensive measures”, or to make any investment decisions that would be “inconsistent with long-term investment strategies”. Therefore, we respectfully decline to make any changes in response to this comment.

6. Comment: In the Risk/Return Summary, Principal Risks section of the Prospectus, pursuant to Item 2(c) of Form N-1A, please summarize the principal risks of each Fund as they are reflected in the Risks section. Please consider expanding the fifth bullet point on page 2 to summarize the risks of each Fund (relating to each Fund’s investment in the Underlying Funds).

Response: In response to your comment, we have added additional summary risk disclosure on the risks of the multi-manager approach, security selection, equity securities and fixed-income securities.

7(a). Comment: In the Fees and Expenses section of the Prospectus, in the introductory paragraph under Annual Fund Operating Expenses, please disclose that the table does not reflect contract- or policy-related fees, and that if they were included, overall expenses would be higher.

Response: In response to your comment we have added the following disclosure to the Fees and Expenses section of the Prospectus: “The fees and expenses shown in this section do not reflect any Insurance Company Separate Account or Policy charges. Those charges, if included, would have increased overall fees and expenses.”

7(b). Comment: In the Fees and Expenses section of the Prospectus, please confirm that the calculation of the Acquired (Underlying) Fund Fees and Expenses column is in compliance with Instruction 3 of Item 3 of Form N-1A. Please also delete the second fee table.

Response: We can confirm that the calculation of the Acquired (Underlying) Fund Fees and Expenses column is in compliance with Instruction 3 of Item 3 of Form N-1A. We respectfully decline to remove the second table from the Fees and Expenses section of the Prospectus as we believe it provides shareholders with relevant information about the Underlying Funds.

7(c). Comment: In the Fees and Expenses section of the Prospectus, please confirm the exemptive order cited in footnote ** is applicable to the Funds, and please provide the citation for the order as well as the notice.

Response: We can confirm that Frank Russell Investment Company, et al., Investment Company Act Release Nos. 25416 (Notice) (February 12, 2002) and 25458 (Order) (March 12, 2002) is applicable to the Funds.

8(a). Comment: In the Management of the Funds and the Underlying Funds section of the Prospectus, for clarity, please consider delineating the disclosure of management information of the Funds, as opposed to the Underlying Funds, through the use of sub-captions.

Response: We have reviewed the Management of the Funds and the Underlying Funds section of the Prospectus and have considered changing the disclosure. However, since the Funds and the Underlying Funds are both advised by the same investment adviser (Russell Management Investment Company), we believe that delineating the disclosure of the management information would result in too much duplicative information. Therefore, we respectfully decline to make any changes in response to this comment.

8(b). Comment: In the Management of the Funds and the Underlying Funds section of the Prospectus, please note that the RIMCo manager for the Conservative Strategy Fund has not been provided. Please complete this section.

Response: In response to your comment the following information has been added to the Management of the Funds and the Underlying Funds section of the Prospectus: “Jill F. Johnson, Portfolio Manager since May 2004 and Senior Investment Officer since March 2000. From 1995 to 2000, Ms. Johnson was the Principal of JF Johnson Consulting in Seattle and Los Angeles. Ms. Johnson has primary responsibility for the management of the Equity Growth Strategy, Growth Strategy, Balanced Strategy, Moderate Strategy and Conservative Strategy Funds.”

8(c). Comment: In the Management of the Funds and the Underlying Funds section of the Prospectus, please provide a response to Item 5(a)(1)(ii) of Form N-1A that is specific to each Fund, including waiver and compensation information.

Response: In response to your comment, the following language has been added to the Management of the Funds and the Underlying Funds section of the Prospectus: “Because the Funds are new, the Funds did not pay RIMCo any management fees in the last fiscal year. The annual rate of management fees for the Funds will be paid to RIMCo monthly on a pro rata basis as a percentage of average daily net assets.”

8(d). Comment: In the Prospectus and Statement of Additional Information (“SAI”), streamline the information about the money managers of the Underlying Funds. The disclosure on this topic is excessive.

Response: The Underlying Funds are managed pursuant to a “manager of managers” structure, whereby RIMCo, the investment adviser of the Funds, selects different money managers for each Underlying Fund. We believe that shareholders should be well informed of this “manager of managers” structure, as well as provided with information about the money managers of each Underlying Fund. Therefore, we respectfully decline to make any changes in response to this comment.

8(e). Comment: In the Management of the Funds and the Underlying Funds section of the Prospectus, if applicable, please provide disclosure regarding legal proceedings pursuant to Item 5(a)(3) of Form N-1A.

Response: We can confirm that there are no legal proceedings which should be disclosed pursuant to Item 5(a)(3) of Form N-1A.

9(a). Comment: In the Investment Objective and Investment Strategies of the Underlying Funds section of the Prospectus, please add lending of portfolio securities as a principal investment strategy for each of the Underlying Funds.

Response: Securities lending is not considered to be a principal strategy because it is not a means to achieve the investment objective of the Funds but is rather a way for the Funds to earn additional income. By lending their portfolio securities the Funds are able to earn income while achieving their investment objectives. The Funds continue to own the securities on loan and realize any capital growth (or loss) on the securities. Therefore, we respectfully decline to make any changes in response to this comment.

9(b). Comment: In the Investment Objective and Investment Strategies of the Underlying Funds section of the Prospectus, please confirm that the disclosure in this section matches the corresponding disclosure for the Underlying Funds in the Prospectus and SAI of the Underlying Funds.

Response: We can confirm that the disclosure in Investment Objective and Investment Strategies of the Underlying Funds section of the Prospectus matches the corresponding disclosure for the Underlying Funds in the Prospectus and SAI of the Underlying Funds.

10(a). Comment: In the Non-Principal Risks section of the Prospectus, please reconcile the disclosure regarding repurchase agreements and illiquid securities with the second paragraph on page 30 of the SAI.

Response: In the Non-Principal Risks section of the Prospectus, the Non-Principal Risks of the Underlying Funds are listed and described. The section describes the types of risks that each Fund is subject to, based on the investments made by the Underlying Funds. Although some of the Underlying Funds may invest in repurchase agreements and illiquid securities, the Funds do not invest in these securities and are subject to those risks only to the extent that they invest in Underlying Funds which are subject to those risks. Therefore, we believe that the Prospectus and SAI disclosures on investments in repurchase agreements and illiquid securities are consistent and no changes have been made in response to this comment.

10(b). Comment: In the Non-Principal Risks section of the Prospectus, please note the lack of disclosure about the Funds under Securities Lending (only the Underlying Funds are included in the caption).

Response: We have added disclosure to the Non-Principal Risks section of the Prospectus to reflect that through the investments in the Underlying Funds, the Funds are subject to the risks of securities lending.

11. Comment: In the Portfolio Turnover section of the Prospectus, pursuant to Instruction 7 of Item 4(b)(1) of Form N-1A, please disclose how higher brokerage commissions will impact the performance of the Underlying Funds and in turn how this will impact the Funds.

Response: In response to your comment, the following language has been added to the Portfolio Turnover section of the Prospectus: “Brokerage commissions and transaction costs may reduce Underlying Fund performance.”

12. Comment: In the Dividends and Distributions section of the Prospectus, please note that the information included in the second paragraph under Capital Gains Distributions should also be included for Income Dividends.

Response: In response to your comment, the following language has been added to the Income Dividends disclosure in the Dividends and Distributions section of the Prospectus: “Each Fund receives income distributions from the Underlying Funds.”

13. Comment: In the How Net Asset Value is Determined section of the Prospectus, please include disclosure as to how the specific securities are valued to correspond to the bullet point list from last years’ filing for the Underlying Funds.

Response: The disclosure in the How Net Asset Value is Determined section of the Prospectus has been amended this year in order to respond more accurately to Form N-1A’s requirements and to provide more accurate information on the valuation procedures of the Underlying Funds. We respectfully decline to add in the list you are referring to as it was deleted in order to provide shareholders with better disclosure on the Underlying Funds’ pricing procedures.

14(a). Comment: In the Right to Reject or Restrict Purchase and Exchange Orders section of the Prospectus, under the Frequent Trading Policies and Limitation on Trading Activity heading, expand on the types of restrictions that could be imposed once someone is found to be market timing. Also include disclosure on whether restrictions apply uniformly, and if not, add appropriate risk disclosure (i.e., the risk that some shareholders may be permitted to market time while others bear the effects of such market timing).

Response: There are no other restrictions that could be imposed once someone is found to be market timing. All restrictions apply uniformly; however as stated in the prospectus, because the Insurance Companies hold the interests of Policy owners in separate accounts, the Funds currently have a very limited ability to monitor and detect frequent trading by Policy owners and have no ability to curtail frequent trading without the cooperation of the Insurance companies.

14(b). Comment: In the Right to Reject or Restrict Purchase and Exchange Orders section of the Prospectus, under the Frequent Trading Policies and Limitation on Trading Activity heading, the Fund has so much discretion whether to reject or restrict orders that it seems possible that if market timing occurs no action will be taken to stop such market timing. If this is true, add appropriate risk disclosure, if it is not true, clarify the language.

Response: As stated in the prospectus, because these are Separate Accounts the Funds have limited ability to monitor and detect frequent trading and are dependent on the cooperation of Insurance Companies to curtail such activity.

14(c). Comment: In the Right to Reject or Restrict Purchase and Exchange Orders section of the Prospectus, under the Risks of Frequent Trading heading, please revise the disclosure in light of the fund of funds structure of the Funds. Please also confirm the applicability of the last sentence in the first paragraph regarding “hedging strategies” which states “Since the Funds use hedging strategies to ensure that each Fund is fully invested, maintenance of a higher level of cash balances would not decrease a Fund’s exposure to market moves but would decrease the proportion of the Fund that is actively managed.”

Response: In response to your comment, the disclosure in the Right to Reject or Restrict Purchase and Exchange Orders section of the Prospectus, under the Risks of Frequent Trading heading, has been revised in light of the funds of funds structure of the Funds. Also in response to your comment, the sentence stating: “Since the Funds use hedging strategies to ensure that each Fund is fully invested, maintenance of a higher level of cash balances would not decrease a Fund’s exposure to market moves but would decrease the proportion of the Fund that is actively managed.” has been removed from the disclosure.

15. Comment: In the Mixed and Shared Funding section of the Prospectus, please explain the basis for mixed and shared funding relief, including citations to the notice and order, and whether it is applicable to the Funds.

Response: The mixed and shared funding relief results from In the Matter of Russell Investment Funds, et al., Investment Company Act Release Nos. 26351 (Notice) (February 11, 2004) and 26381 (Order) (March 9, 2004), which is applicable to the Funds.

16. Comment: In the Disclosure of Portfolio Holdings section of the SAI, in the second paragraph under “Public Disclosures”, pursuant to Item 11(f)(1)(iii) of Form N-1A, state the length of lag, if any, between the date of information and the date of disclosure.

Response: There is no lag time between the date of information and date of disclosure. Therefore, no changes have been made to the disclosure.

17. Comment: In the Proxy Voting Policies and Procedures section of the SAI, please provide the disclosure required by Item 12(f) of Form N-1A.

Response: In response to your comment, the disclosure in the Proxy Voting Policies and Procedures section of the SAI has been revised and now reads as follows:

The Funds invest in the Underlying Funds. Each Fund will vote in the same manner and proportion as the votes cast by all other shareholders of the Underlying Funds in which the Fund invests.

The Board has delegated to RIMCo, as RIF and RIC’s investment adviser, the primary responsibility for monitoring, evaluating and voting proxies solicited by or with respect to issuers of securities in which assets of the Funds and Underlying Funds may be invested. RIMCo has established a proxy voting committee (“Committee”) and has adopted written proxy voting policies and procedures (“P&P”) and proxy voting guidelines (“Guidelines”). RIMCo has also hired a third party service provider to serve as proxy administrator (“Administrator”), although RIMCo (whether acting directly or through the Committee) retains final authority with respect to proxy voting.

The P&P are designed to ensure that proxy voting decisions are made in accordance with the best interests of RIMCo’s clients and to enable the Committee to resolve any material conflicts of interest between the Funds or Underlying Funds on the one hand, and RIMCo or its affiliates, on the other, before voting proxies with respect to a matter in which such a conflict may be present. In order to assure that proxies are voted in accordance with the best interests of clients at all times, the P&P authorize votes to be cast in accordance with the Guidelines and delegate to the Administrator responsibility for performing research and making recommendations in accordance with the Guidelines. Conflicts are addressed in the P&P by requiring the implementation of a process requiring additional diligence and documentation if ballots are not voted in accordance with the Guidelines or pursuant to the recommendation of the Administrator.

The Guidelines address matters that are commonly submitted to shareholders of a company for voting, such as issues relating to corporate governance, auditors, the board of directors, capital structure, executive and director compensation, and mergers and corporate restructurings. Subject to the supervision and oversight of the Committee, and the authority of the Committee to intervene with respect to a particular proxy matter, the Administrator is obligated to vote all proxies as set forth in the Guidelines.

The following are examples of certain types of issues that are covered in the Guidelines and how the proxies are generally voted.

•

Proxies will generally be voted for routine agenda items such as the opening of the shareholder meeting; the presence of quorum; regulatory filings; the designation of inspector or shareholder representatives of minutes of meeting; the allowance of questions; the publication of minutes; and the closing of the shareholder meeting.

•

In connection with director and officer indemnification and liability protection, proxies will generally be voted: against proposals to limit or eliminate entirely director and officer liability for monetary damages for violating the duty of care; and against indemnification proposals that would expand coverage beyond coverage of legal expenses to coverage of acts that are more serious violations of fiduciary obligations than mere carelessness.

•

In certain corporate governance matters, proxies will generally be voted: for proposals seeking to amend a company’s articles of association, procedures, processes and/or other company documents unless the Administrator recommends a vote against such matter, in which case such vote will be determined on a case-by-case basis; for mergers and acquisitions and corporate restructuring proposals unless the Administrator recommends a vote against such matter, in which case such vote will be determined on a case-by-case basis; against proposals to classify the board; for shareholder proposals that ask a company to submit its poison pill for shareholder ratification; and against management proposals to require a supermajority shareholder vote to approve charter and bylaw amendments.

•

In regards to changes to a company’s capital structure, proxies are generally voted against proposals that seek to increase the authorized common or preferred stock by twice the present limit, unless the increase is in connection with a stock split or merger that was voted in favor of. If the company does not have any preferred shares outstanding, proxies will generally be voted against the requested authorization.

•

Generally, proxies are voted for executive and director stock option plans unless the Administrator recommends a vote against such matter, in which case additional criteria specified in the Guidelines will apply and such vote may be determined on a case-by-case basis.

•

In connection with social and environmental matters, proxies will generally be voted for management social, political or environmental proposals unless the Administrator recommends a vote against such matter, in which case such vote will be determined on a case-by-case basis. However, in regards to shareholder social, political, nuclear safety, land use, ecological or environmental proposals, proxies will be registered as abstentions.

•	With respect to proposals related to fixed-income securities, proxies are voted on a case-by-case basis.

Where a voting matter is not specifically addressed in the Guidelines such vote will be determined on a case-by-case basis. The Administrator is obligated to maintain records of all votes received, all votes cast and other relevant information.

Since the Funds are new they have not yet voted proxies related to portfolio securities. Information on how the Funds vote proxies relating to portfolio securities during the most recent 12-month period ended June 30 will be available at http://www.russell.com and on the SEC’s website at http://www.sec.gov.

18. Comment: Please confirm the relevance of the disclosure in the Brokerage Allocations section of the SAI. In addition, please revise the disclosure in light of the fund of funds structure of the Funds.

Response: The Funds invest in Underlying Funds and therefore do not allocate brokerage. In response to your comment, the following language has been added to the Brokerage Allocations section of the SAI: “The Funds invest in the Underlying Funds.”

19. Comment: If appropriate, please delete the disclosure relating to after-tax performance in the Yield and Total Return Quotations section of the SAI.

Response: In response to your comment, we have deleted the disclosure relating to after-tax performance in the Yield and Total Return Quotations section of the SAI as it does not apply to the Russell Investment Funds.

20(a). Comment: In the Investment Restrictions and Policies of the Underlying Funds section of the SAI, please revise the narrative preceding the table on page 32 to better disclose the relevance of the Underlying Funds to the Funds.

Response: In response to your comment, the following language has been added to the narrative preceding the table on page 32 of the SAI: “The Funds invest in the Underlying Funds.”

20(b). Comment: In the Investment Restrictions and Policies of the Underlying Funds section of the SAI, please confirm that the principal investments for each Underlying Fund listed in the SAI correspond with the description of principal investments for each Underlying Fund described in the Prospectus.

Response: In response to your comment, we have made changes to the disclosure on the principal investments of the Underlying Funds in the SAI, and can confirm that the new disclosure for the Underlying Funds is consistent throughout both documents.

21. Comment: In Part C, when incorporating by reference, the 1933 and 1940 Act file numbers should be included when available. Please consider adding a sentence explaining that the file numbers are the same for all documents incorporated by reference.

Response: All of the exhibits incorporated by reference in Part C have been filed under the 1933 Act and 1940 Act file numbers of Russell Investment Funds. Last year in response to this comment we added the following clarifying language to Item 23 of Part C: “Exhibits for Registration Statement (1933 Act No. 33-18030 and 1940 Act No. 811-05371).”

22. Comment: Please file the Tandy representations as well as the response letter via EDGAR Correspondence. Please also respond to Comments 1, 7(b), 7(c) and 15 prior to the effective date.

Response: The Tandy representations and the response letter will be filed via EDGAR correspondence with the 485(b) filing.

Please call me at (617) 728-7155 or John V. O’Hanlon at (617) 728-7111 if you have any questions.

Very truly yours,

/s/ Joshua A. Weinberg

Joshua A. Weinberg

cc:	Mary Beth Rhoden

John V. O’Hanlon